Exhibit 99.3

SILYNXCOM LTD.

____________________________________________________________________________________________________________________________________________________________

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Ilan Akselrod, Chief Financial Officer, Mr. Nir Klein, Chief Executive Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Silynxcom Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on March 21, 2024 at 4:00 p.m. Israel time, at the Company’s office, located at 19 Yad Ha’Harutzim St. Netanya, 4250519, Israel, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy Statement, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy Statement will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SILYNXCOM LTD.
SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: March 21, 2024

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.      To appoint Mr. Yossi Tisch for a three- year term as an external director on the Board and his entitlement to External Director Compensation as described in Proposal No. 1 above.

☐	FOR	☐	AGAINST	☐	ABSTAIN

1a.    Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 1?*.

*       If you do not indicate a response YES for this item 1a, your shares will not be voted for Proposal No. 1

☐      YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 1

2.      To appoint Mr. Itiel Efrat for a three- year term as an external director on the Board and his entitlement to the External Director Compensation as described in Proposal 2 above.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2a.    Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 2?*.

*       If you do not indicate a response YES for this item 1a, your shares will not be voted for Proposal No. 2

☐      YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 2

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy Statement. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.